Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Tiziana Life Sciences Ltd:

We consent to the incorporation by reference of our report dated May 20, 2022 with respect to the consolidated balance sheets for the years ended December 31, 2021 and December 31, 2020 and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2021, and the related notes, for Tiziana Life Sciences Ltd, which report appears in the December 31, 2021 annual report on Form 20-F.

/s/ Mazars LLP.

Mazars LLP

London

May 20, 2022